Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements



Diversified Real Asset Income Fund
811-22936



On September 8, 2014 the above-referenced fund was the surviving fund in a merger. All of the assets of the American Strategic Income Portfolio
Inc., American Strategic Income Portfolio II Inc.,
American Strategic Income Portfolio III Inc. and
American Select Portfolio Inc. were transferred to the Diversified Real Asset Income Fund. The circumstances and details of the mergers as well as a form of copy of the Agreement and Plan of Merger (appendix A) are contained in the SEC filing on DEF 14 8C/A on June 26, 2014,
Accession No. 0001193125-14-251388, which
materials are herein incorporated by reference.